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                                 Brience, Inc.
                                128 Spear Street
                         San Francisco, California 94105

                                 March 16, 2001


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re:    Brience, Inc.
                      Registration Statement on Form S-1
                      File No.  333-47040

Dear Ladies and Gentleman:

               Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Brience, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-47040), together with all exhibits and amendments thereto (the "Registration Statement").

               In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no preliminary prospectuses have been distributed, no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued. The Registration hereby informs the Staff that it may undertake a subsequent private offering in reliance upon the safe harbor set forth in Rule 155(c) promulgated under the Act.

               Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.



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               Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant's facsimile number is (415) 644-3277. If you have any questions regarding this application for withdrawal, please contact James E. Showen or Stuart A. Barr of Hogan & Hartson L.L.P., legal counsel to the Registrant, at (202) 637-5600.


                                            Very truly yours,

                                            Brience, Inc.

                                            By:  /s/   Anthony P. Dolanski
                                                 -------------------------------
                                                   Anthony P. Dolanski
                                                   Chief Financial Officer


cc:            Thomas Choi
               Nasdaq National Stock Market, Inc.